Exhibit 99.42

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Lithium Americas Corp. (the “Company” or “Lithium Americas”)

1100 - 355 Burrard Street

Vancouver, BC, V6C 2G8

Item 2 Date of Material Change

July 14, 2017.

Item 3 News Release

The news release was issued on July 17, 2017 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

Item 4 Summary of Material Change

The Company and BCP Innovation Pte. Ltd. (“BCPI”), a wholly-owned subsidiary of Bangchak Corporation Public Company Ltd., completed the closing of the investment agreement dated January 19, 2017 (as amended, the “Investment Agreement”).

Item 5 Full Description of Material Change

The Company and BCPI completed the closing of the Investment Agreement. In connection with the closing of the Investment Agreement, among other things:

(a)

BCPI purchased 50,000,000 common shares of the Company (the “Common Shares”) at a price of C$0.85 per Common Share, which resulted in gross proceeds to the Company of C$42.5 million (US$33 million) (the “Private Placement”); and

(b)	the parties executed:

(i)	an amended and restated credit and guarantee agreement for an aggregate US$205 million credit facility (the “Credit Facility”);

(ii)	an off-take agreement for the purchase and sale of lithium products (the “Offtake Agreement”); and

(iii)	an investor rights agreement (the “Investor Rights Agreement”).

Private Placement

Following the closing of Private Placement, BCPI holds approximately 70,300,000 Common Shares, representing approximately 16.1% of the issued and outstanding Common Shares. The Common Shares issued under the Private Placement are subject to a four month hold period from the closing date. The proceeds of the Private Placement will be used to further advance the Company’s 50% owned Cauchari-Olaroz lithium project in Jujuy, Argentina (the “Cauchari Project”) and for general corporate and working capital purposes.

Credit Facility

Pursuant to the Credit Facility, GFL International Co., Ltd. (“Ganfeng”) and BCPI have agreed to provide an aggregate US$205 million in loan financing, comprised of a US$125 million of commitment from Ganfeng and a US$80 million of commitment from BCPI.

The Credit Facility has a six-year term, and carries an 8.0% interest rate for the first three years, 8.5% in year four, 9.0% in year five and 9.5% in year six. Funds will be released to Lithium Americas in instalments to cover Lithium Americas’ capital development contributions on the Cauchari Project, with Ganfeng and BCPI advancing 65% and 35%, respectively, of their commitments until Ganfeng has advanced its full commitment, at which point BCPI will be obligated to advance the balance of its commitment. For the first three years, there is no obligation to repay principal. Lithium Americas is entitled to prepay the loan without penalty at any time after the first year. Each lender’s respective entitlement under their off-take agreement is conditional on its funding commitment under the Credit Facility being available. The first drawdown is subject to the parties implementing security on assets of Lithium Americas and its subsidiaries (which excludes Lithium America’s Argentinean assets, including, but not limited to, its interest in the Cauchari Project, and also excludes any equity interest in 2268566 Ontario Inc., but extends to substantially all other assets of Lithium Americas and its subsidiaries) and other customary conditions.

Offtake Agreement

Pursuant to the Offtake Agreement, BCPI has an off-take contract to purchase 20% of Lithium Americas’ share of the Stage 1 production from the Cauchari Project for a period of 20 years following the commencement of commercial production. Pricing and payment terms under the Offtake Agreement are based on a quarterly determination of market price for lithium carbonate, as calculated by an independent third party.

In connection with closing the Investment Agreement, the off-take agreement between Lithium Americas and Ganfeng has been amended and restated to increase Ganfeng’s off-take entitlement from 70% to 80%.

Investor Rights

Provided that BCPI holds not less than 15% of the Common Shares, pursuant to the Investor Rights Agreement, BCPI has the following rights:

•	the right to add a nominee to Lithium Americas’ board of directors;

•	participation rights allowing it to maintain its equity ownership interest in Lithium Americas at 16.4% until March 31, 2019; and

•	a registration right for the sale of its Common Shares.

Concurrent with closing, Lithium Americas appointed Chaiwat Kovavisarach, CEO of Bangchak Corporation Public Company Ltd., parent company of BCPI, to the board of directors.

In connection with closing the Investment Agreement, the investor rights agreement between Lithium Americas and Ganfeng has been amended and restated such that Ganfeng’s participation rights allow it to maintain its equity ownership interest in Lithium Americas at 17.5% (reduced from 19.9%).

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No information has been intentionally omitted from this form.

Item 8 Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein

Chief Financial Officer

1100 – 355 Burrard Street

Vancouver, BC V6C 2G8

Telephone: 1 (778)-656-5820

Item 9 Date of Report

Dated this 24th day of July, 2017.

FORWARD-LOOKING STATEMENTS

Statements in this material change report that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in the Company’s periodic filings with Canadian securities regulators. Forward-looking information in this material change report includes: (i) satisfaction of the conditions to the first drawn down; (ii) the date upon which the conditions to the first drawn down are satisfied; (iii) use of the proceeds of the Private Placement; and (iv) timing, completion and results of development studies on the Cauchari Project. When used in this document, the words such as “intent”, “target”, “expect”, “estimated” and “scheduled” and similar expressions represent forward-looking information. Information provided in this document is necessarily summarized and may not contain all available material information.

All such forward-looking information and statements are based on certain assumptions and analyses made by Lithium Americas management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, including in the case of the Credit Facility, the implementation of the agreed security interest structure and satisfaction of other customary conditions to first draw-down. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in the Lithium Americas’ most recently filed Management’s Discussion and Analysis, Annual Information Form and other continuous disclosure filings. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this material change report, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.